                                                             File No. 811-3722

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               EQUITY OPPORTUNITY TRUST MID-CAP SERIES 2

          B.   Name of Depositor:

               UBS Financial Services Inc.

          C. Complete address of Depositor's principal executive office:

               UBS Financial Services Inc.
               1285 Avenue of the Americas
               New York, New York  10019

          D.   Name and complete address of agents for service:

               UBS Financial Services Inc.
               Attention:  Ms. Christine Tripi
               1285 Avenue of the Americas
               New York, New York 10019

               copy to:
               CARTER LEDYARD & MILBURN LLP
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

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                            EQUITY OPPORTUNITY TRUST,
                                MID-CAP SERIES 2

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

2.  Name and address of Depositor      ) Back Cover

3.  Name and address of Trustee        ) Back Cover

4.  Name and address of principal      ) Back Cover
     Underwriter                       )

5.  Organization of Trust              ) Nature of Trust

6.  Execution and termination of       ) Nature of Trust
     Trust Agreement                   ) Termination of the Trust

7.  Changes of name                    ) *

8.  Fiscal Year                        ) *

9.  Litigation                         ) *


                      II. General Description of the Trust
                           and Securities of the Trust

10. General Information regarding      ) Summary of Portfolio
    Trust's Securities and Rights      ) Rights of Certificate-
    of Holders                         ) holders

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*Not applicable, answer negative or not required.

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    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trus6t
       (Cumulative or Distributive)  )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11. Type of securities comprising    ) *
     periodic payment certificates   )

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*Not applicable, answer negative or not required.

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12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
       payable by holders            )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public Offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.

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19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement )


                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

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*Not applicable, answer negative or not required.

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         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

----------
*Not applicable, answer negative or not required.

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45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.

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                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )
    (b) Elimination of securities    ) *
        from the Trust               )
    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )
    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )


          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.

                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

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                  Subject to completion dated February 25, 2004

                            EQUITY OPPORTUNITY TRUST,
                                MID-CAP SERIES 2
                            A "UNIT INVESTMENT TRUST"

The attached final prospectus for Equity Opportunity Trust, Mid-Cap Series 1 is hereby used as a preliminary prospectus for Equity Opportunity Trust, Mid-Cap Series 2. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                       Prospectus dated December 16, 2003
            contained in File No. 333- 101348 is hereby incorporated
                                  by reference.

              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

                Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS Financial Services Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

     1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between UBS Financial Services Inc., Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 filed on July 29, 1998, as amended in Exhibit 9 in File No. 333-87820 filed on June 25, 2002 and Exhibit 8 in File No. 333-101833 filed on January 23, 2003).

     2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, and Investors Bank & Trust Company, as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.

     3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

     4. Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).

     5. Ex. -99.A6 - Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.).

     6. Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts (incorporated herein by reference to Exhibit No. 5 to the Amended Registration Statement on Form N-8B-2 (File No. 811-3722), dated and filed on June 9, 2003.)

     7. Ex.-99.C3 - Power of Attorney for UBS Financial Services Inc. (incorporated by reference to Exhibit No. 8 to Amendment No. 1 to the Registration Statement on Form S-6 for Equity Opportunity Trust, Value Select Ten Series 2004B (File No. 333- 111109) filed on January 13, 2004.)


     The following exhibits to be supplied by amendment:

     1. Ex.99.A2 - Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.

     2. Ex.99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

     3. Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).


     4. Ex. -99.A6 - Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.).

     5. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

     6. Ex.99.C2 Consent of Ernst & Young LLP, Independent Auditors.

     7. Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts (incorporated herein by reference to Exhibit No. 5 to the Amended Registration Statement on Form N-8B-2 (file No. 811-3722), dated and filed on June 9, 2003.)

                     FINANCIAL STATEMENTS

          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2.   Financial Statements of the Depositor.

          UBS Financial Services Inc. Financial Statements incorporated by reference to Form 6-K containing financial statements, File No. 1-15060.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 25th day of February, 2004.



                                           EQUITY OPPORTUNITY TRUST,
                                           MID-CAP SERIES 2
                                               (Registrant)
                                           By: UBS PaineWebber Inc.
                                           (Depositor)



                                           /s/ Christine Tripi Pasquin
                                           -----------------------------------
                                           Christine Tripi Pasquin
                                           First Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of UBS Financial Services Inc., the Depositor, by the following persons who constitute a majority of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 25th day of February, 2004.

UBS FINANCIAL SERVICES INC.

     Name                                  Office
     ----                                  ------
Joseph J. Grano, Jr.          Director and Chairman, UBS Financial Services
                              Inc.*

Mark B. Sutton                Director and Chief Executive Officer, UBS
                              Financial Services Inc.*

Robert H. Silver              Director, President and Chief Operating Officer,
                              UBS Financial Services Inc.*

Robert J. Chersi              Director, Executive Vice President, Treasurer ,
                              Chief Financial Officer and Assistant Secretary,
                              UBS Financial Services Inc.*

Luzius Cameron                Director, Strategic Planning and New Business
                              Development, UBS Financial Services Inc.*


                                 By

                                 /s/ Christine Tripi
                                 -------------------
                                 Christine Tripi
                                 Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been previously filed as Exhibit No. 8 to Amendment No. 1 to the Registration Statement on Form S-6 contained in File No. 333-111109 filed on January 13, 2004.